Genie Energy Ltd. Begins Exchange Offer

NEWARK, NJ — August 2, 2012:  Genie Energy Ltd., (NYSE: GNE) has initiated an offer to exchange up to 8,750,000 outstanding shares of its Class B Common Stock for the same number of shares of a new series of preferred stock.

The preferred stock will have a liquidation preference of $8.50 per share, and dividend rights that are senior to dividends on the common stock, in an annual amount of $0.6375 per share, plus the potential for an increase in the dividend related to the performance of Genie’s retail energy provider (REP) business.  The preferred stock will be redeemable by Genie after four years at a premium and after five years at the liquidation preference plus accrued dividends.

Genie anticipates that following the payment of its second quarter dividend, dividends on its common stock will be suspended for an indefinite time.

As of August 2, 2012, there were 1,574,326 shares of Genie Class A Common Stock and 21,415,060 shares of Genie Class B Common Stock outstanding.  The Class A shares are convertible into Class B shares on a one for one basis.

The exchange offer is made upon the terms and conditions set forth in the Offer to Exchange dated August 2, 2012, and the related Letter of Transmittal, which have been filed with the Securities and Exchange Commission and are being made available to holders of Genie Class B Common Stock (see below).

The offer will expire at 5:00 p.m. EST, on Wednesday, September 5, 2012, unless extended by Genie. Tenders of shares of Class B Common Stock must be made prior to the expiration of the exchange offer and may be withdrawn at any time prior to the expiration of the exchange offer.

The consummation of the exchange offer is conditioned on at least 4,375,000 shares of Class B Common Stock being tendered and not properly withdrawn in the exchange offer.  This condition may be waived by the Company.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation to buy any shares of our Class B Common Stock, nor is it a solicitation for acceptance of the exchange offer. The exchange is only being made by, and pursuant to, the terms of the exchange offer documents, including the Offer to Exchange and the related Letter of Transmittal, that Genie is distributing to holders of its Class B Common Stock. The Offer to Exchange and the related Letter of Transmittal have also been filed with the SEC as an exhibit to Genie’s Schedule TO and will be sent to holders of its Class B Common Stock. Those documents contain details of the exchange offer, including complete instructions on the exchange procedure along with the transmittal forms and other data.

Holders of our Class B Common Stock should read the exchange offer documents because they contain important information. Stockholders can get the exchange offer documents without charge from the website of the SEC at www.sec.gov.

Holders of our Class B Common Stock will also be able to obtain the exchange offer documents from Genie without charge by directing a request to Genie Energy Ltd., 550 Broad Street, Newark, New Jersey 07102, Attention: Bill Ulrey, Vice President-Investor Relations and External Affairs, Telephone: (973) 438-3838.

Genie’s Board of Directors has approved the exchange offer. However, neither Genie nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering any shares. Genie has not authorized any person to make any such recommendation.

ABOUT GENIE ENERGY LTD.

Genie Energy Ltd. (NYSE: GNE) is comprised of IDT Energy and Genie Oil and Gas (GOGAS).  IDT Energy is a retail energy provider (REP) supplying electricity and natural gas to residential and small business customers in the Northeastern United States.  GOGAS is pioneering technologies to produce clean and affordable transportation fuels from the world's abundant oil shale and other unconventional fuel resources.  GOGAS resource development projects include oil shale initiatives in Colorado and Israel.  For more information, visit www.genie.com.

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described in our most recent report on SEC Form 10 (under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”), which may be revised or supplemented in subsequent reports on SEC Forms 10-K, 10-Q and 8-K.  These factors include, but are not limited to, the following: potential declines in prices for our products and services; our ability to maintain our income and improve our cash flow; impact of government regulation; effectiveness of our marketing and distribution efforts; and general economic conditions.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

Contact:
Genie Energy Investor Relations
Bill Ulrey
P: (973) 438-3848
E-mail: invest@genie.com